Exhibit 99.1

NOTICE OF EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

Notice is hereby given that an Extraordinary General Meeting of Shareholders (the “Meeting”) of Kitov Pharma Ltd. (the “Company”) will be held on Thursday, August 6, 2020, at 4:30 p.m. Israel time at the Company’s executive offices at One Azrieli Center, Round Tower, 19th Floor, Tel Aviv, Israel, for the following purposes:

1.	To approve an increase of our registered and authorized ordinary share capital and corresponding amendments to our articles of association and our memorandum of association;

2.	To approve an amendment to the Kitov Pharma Ltd. 2016 Equity-Based Incentive Plan to increase the aggregate number of ordinary shares reserved thereunder in order to be able to award options that qualify as incentive stock options for U.S. tax purposes;

3.	To approve an amended and restated Compensation Policy for our executive officers and directors; and

4.	To approve the grants of equity-based awards to each of (a) Isaac Israel, our Chief Executive Officer and a director, (b) Dr. Eric Rowinsky, the Chairman of our Board of Directors, and (c) the other members of our Board of Directors.

We are currently not aware of any other matters that may be raised at the Meeting. If any other matters are properly raised at the Meeting or any adjournment or postponement thereof, the proxy or voting instruments confer discretionary authority with respect to acting thereon, and the persons named in the proxy or other voting instrument will vote on such matters in accordance with their best judgment.

Only shareholders and holders of our American Depositary Shares (“ADSs”) of record at the close of business on Monday, July 6, 2020 (the “Record Date”) are entitled to receive notice of, and vote at, the Meeting and any adjournments or postponements thereof.

Whether or not you plan to attend the Meeting, it is important that your ordinary shares be represented. Accordingly, holders of ADSs (whether registered in their name or in “street name”) will receive voting instruction forms from Bank of New York Mellon (which acts as the Depositary for the ADSs) in order to instruct their banks, brokers or other nominees on how to vote, and they are kindly requested to complete, date, sign and mail the voting instruction form in the envelope provided at the earliest convenience so that it will be received no later than the date and time indicated on the voting instruction form.

Shareholders registered in the Company’s shareholders’ register in Israel and shareholders who hold ordinary shares through members of the Tel Aviv Stock Exchange (the “TASE”) who did not convert their ordinary shares to ADSs, may vote in the Meeting in person or through a voting slip, by completing, dating, signing and mailing the voting slip to the Company’s offices so that it is received by us no later than four (4) hours prior to the designated time of the Meeting, namely by no later than Thursday, August 6, 2020, 12:30 p.m. Israel time. Such shareholders (whether attending the Meeting in person or voting through a voting slip) must also provide us with an ownership certificate confirming their ownership of our ordinary shares on the Record Date from the applicable TASE member, as required by the Companies Regulations (Proof of Ownership of Shares for Voting at General Meeting) of 2000, as amended. Legal proxy holders and authorized persons will also need to submit, in addition to proof of share ownership as of the Record Date, a document of appointment, in accordance with our amended and restated articles of association.

Alternatively, a shareholder whose shares are registered with a TASE member may also vote electronically via the electronic voting system of the Israel Securities Authority (the “ISA”). You should receive instructions about electronic voting from the TASE member through which you hold your shares. Voting via the electronic voting system will be permitted until six (6) hours prior to the Meeting commencement, namely by no later than Thursday, August 6, 2020, 10:30 a.m. Israel time.

A holder of ordinary shares at the close of business on the Record Date shall also be entitled to participate in the Meeting by proxy, which proxy shall be in writing and signed by the appointing party or its authorized attorney, and if the appointing party is a corporation, the appointment shall be in writing signed by authorized corporate signatories together with the company stamp, or by authorized attorney. The proxy, or a copy satisfactory to the Company Secretary, must be deposited at the Company Offices or the place designated for the Meeting no later than 72 hours prior to the time scheduled for the Meeting.

The full version of the proposed resolutions may be viewed in the proxy statement (the “Proxy Statement”), which is expected to be furnished to the SEC on Form 6-K together with the accompanying voting instruction form and voting slip (collectively, the “Proxy Materials”), on or around July 2, 2020, and will be available to the public on the SEC’s website at http://www.sec.gov. This Notice of Extraordinary General Meeting of Shareholders and the Proxy Materials will also be submitted to the Israel Securities Authority and TASE and available on their respective websites for listed company reports, and will also be made available on our corporate website and may also be viewed at our offices during regular business hours at One Azrieli Center, Round Tower, 19th Floor, Tel Aviv, Israel; Tel: +972-3-9333121. Our company’s representative is Gil Efron, our Deputy Chief Executive Officer and Chief Financial Officer, who can be reached at telephone: +972-3-9333121; email: ir@kitovpharma.com; or fax: +972-153-39311321. Detailed voting instructions will be provided in the Proxy Statement, the voting instruction form and the voting slip.

Quorum

The presence, in person, by proxy, voting instruction form or voting slip (paper or electronic) or otherwise represented at the Meeting by their authorized persons (“Valid Meeting Participants”), of two or more shareholders holding or representing, in the aggregate, at least twenty-five percent (25%) of our company’s voting rights will constitute a quorum at the Meeting. No business will be considered or determined at the Meeting unless the requisite quorum is present within half an hour from the time designated for the Meeting. If within half an hour from the time designated for the Meeting a quorum is not present, the Meeting will stand adjourned to the same day in the following week, at the same time and place. If there is no quorum present thirty minutes after the time set for the adjourned meeting, any two shareholders present as Valid Meeting Participants will constitute a quorum at the adjourned meeting. This notice will serve as notice of such adjourned meeting if no quorum is present at the original date and time and no further notice of the adjourned meeting will be given to shareholders.

Vote Required for Approval of the Proposals

The affirmative vote of the holders of a majority of the Company’s ordinary shares, including those represented by ADSs, participating and voting at the Meeting as Valid Meeting Participants, is required to adopt each of the proposals to be presented at the Meeting.

In addition, for the approval of Proposal 3 and Proposal 4.a., one of the following two voting requirements must be met: (i) a majority of the shares, including those represented by ADSs, held by shareholders or ADS holders (as applicable) who are not controlling shareholders and who do not have a personal interest in the matter, participating and voting on the matter at the Meeting as Valid Meeting Participants (excluding abstentions), voted in favor of the proposal, or (ii) the total number of shares, including those represented by ADSs, voted against the proposal by shareholders who are not controlling shareholders and who do not have a personal interest in the matter, does not exceed two-percent (2%) of our outstanding voting rights.

We are not aware of any shareholder that would be deemed to be a controlling shareholder of our company as of the current time for purposes of Proposal 3 and Proposal 4.a. A shareholder who signs and returns a voting slip or an ADS holder who signs and returns a voting instruction form will be deemed to be confirming that such shareholder or ADS holder, and any related party of such shareholder or ADS holder, is not a controlling shareholder for purposes of Proposal 3 and Proposal 4.a. If you believe that you, or a related party of yours, may be deemed to be a controlling shareholder and you wish to participate in the vote on Proposal 3 and Proposal 4.a., you should contact Gil Efron, our Deputy Chief Executive Officer and Chief Financial Officer, at telephone: +972-3-9333121; email: ir@kitovpharma.com; or fax: +972-153-39311321.

Pursuant to the Israel Companies Law, 1999 (the “Companies Law”), each shareholder or ADS holder (as applicable) voting on each of Proposal 3 and Proposal 4.a. is required to indicate on the voting instruction form or voting slip (paper or electronic), or, if voting in person at the Meeting, inform us prior to voting on the matter at the Meeting, whether or not the shareholder or ADS holder has a “personal interest” in the proposal. Otherwise, the shareholder or ADS holder is not eligible to vote on Proposal 3 and Proposal 4.a. and his or her or its vote will not be counted for the purposes of such proposals. Under the Companies Law, a “personal interest” of a shareholder in an act or transaction of a company (i) includes a personal interest of (a) any spouse, sibling, parent, grandparent or descendant of the shareholder, any descendant, sibling or parent of a spouse of the shareholder and the spouse of any of the foregoing; and (b) a company with respect to which the shareholder (or any of the foregoing relatives of the shareholder) serves as a director or chief executive officer, owns at least 5% of the outstanding shares or voting rights or has the right to appoint one or more directors or the chief executive officer; and (ii) excludes a personal interest arising solely from the ownership of shares. Under the Companies Law, in the case of a person voting by proxy, “personal interest” includes the personal interest of either the proxy holder or the shareholder granting the proxy, whether or not the proxy holder has discretion how to vote.

Written position statements must be submitted to us by no later than 1:30 p.m. Israel time on Monday, July 27, 2020.

Sincerely,

/s/ Dr. Eric Rowinsky
Dr. Eric Rowinsky,
Chairman of the Board of Directors

July 1, 2020

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